December 20, 2013
VIA EDGAR
Ms. Stephanie J. Ciboroski
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Evercore Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-32975
Dear Ms. Ciboroski:
Evercore Partners Inc. is pleased to respond to your letter of December 9, 2013, concerning its Form 10-K for the fiscal year ended December 31, 2012, filed on February 27, 2013, and its Form 10-Q for the quarterly period ended September 30, 2013, filed on November 12, 2013. In this letter, references to “Evercore,” the “Company,” “we,” “us,” “our,” refer to Evercore Partners Inc., a Delaware corporation, and its consolidated subsidiaries. For your convenience, we have restated your comments below preceding our responses.
Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Investment Management, page 39
Assets Under Management, page 40

1.
We note that Institutional Asset Management had net outflows (exclusive of the effects of market appreciation) of $3.1 billion during the year ended December 31, 2012, which represents a 34% decrease of beginning AUM, as compared to positive net inflows (exclusive of market appreciation) of $1.1 billion for the Wealth Management business for the same period, which represents a 33% increase in beginning AUM. In an effort to provide more fulsome disclosure to your investors, please expand your disclosure to provide additional quantitative and qualitative information to discuss the changes in AUM during the periods presented for each of your three businesses. Specifically, enhance your disclosure to better describe the predominant investment focus of each business, drivers of the related changes in activity and balances, including trends in inflow and outflows, market appreciation and performance metrics relative industry benchmarks. Please provide us with a draft of your proposed disclosure.

Management’s Response to Question 1:
The Company acknowledges the Staff’s comment and advises the Staff that it will include in its 2013 Form 10-K the following disclosure (updated as appropriate), within the Assets Under Management discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations, addressing the matters in the Staff’s comment (please note that balances as of and for the nine months ended September 30, 2013 are used here for illustrative purposes; all balances will be updated as of December 31, 2013 in the 2013 Form 10-K). We have underlined the sections which we feel address the Staff’s inquiry.

"Assets Under Management

AUM for our Investment Management business of $13.2 billion at September 30, 2013 increased from $12.1 billion at December 31, 2012. The amounts of AUM presented in the table below reflect the assets for which we charge a management fee. These assets reflect the fair value of assets managed on behalf of Institutional Asset Management and Wealth Management clients, and the amount of either the invested or committed capital of the Private Equity funds. As defined in ASC 820, valuations performed for Level I investments are based on quoted prices obtained from active markets generated by third parties and Level II investments are valued through the use of models based on either direct or indirect observable inputs in the use of models or other valuation methodologies performed by third parties to determine fair value. For both the Level I and Level II investments, we obtain both active quotes from nationally recognized exchanges and third-party pricing services to determine market or fair value quotes, respectively. Wealth Management maintained 63% and 60% of Level I investments and 37% and 40% of Level II investments as of September 30, 2013 and December 31, 2012, respectively, and Institutional Asset Management maintained 90% and 89% of Level I investments and 10% and 11% of Level II investments as of September 30, 2013 and December 31, 2012, respectively. As noted above, Private Equity AUM is not presented at fair value, but reported at either invested or committed capital in line with fee arrangements.

The fees that we receive for providing investment advisory and management services are primarily driven by the level and composition of the assets under management. Accordingly, client flows, market movements, foreign currency fluctuations and changes in our product mix will impact the level of management fees we receive from our investment management businesses. Fees vary with the type of assets managed and the channel in which they are managed, with higher fees earned on equity assets, alternative investment funds, such as hedge funds and private equity funds, and lower fees earned on fixed income and cash management products. Clients will increase or reduce the aggregate amount of AUM that we manage for a number of reasons, including changes in the level of assets that they have available for investment purposes, their overall asset allocation strategy, our relative performance versus competitors offering similar investment products and the quality of our service. The fees we earn are also impacted by our investment performance, as the appreciation or depreciation in the value of the assets that we manage directly impacts our fees.

The following table summarizes AUM activity for the nine months ended September 30, 2013 and the year ended December 31, 2012:

	Wealth Management	Institutional Asset Management	Private Equity	Total
	(dollars in millions)
Balance at December 31, 2011	$3,240	$9,173	$605	$13,018
Inflows	1,301	1,362	96	2,759
Outflows	(234)	(4,437)	(263)	(4,934)
Market Appreciation	240	992	—	1,232
Balance at December 31, 2012	$4,547	$7,090	$438	$12,075
Inflows	513	1,393	105	2,011
Outflows	(404)	(1,486)	(67)	(1,957)
Market Appreciation	266	815	—	1,081
Balance at September 30, 2013	$4,922	$7,812	$476	$13,210

The following table represents the composition of our AUM for Wealth Management and Institutional Asset Management as of September 30, 2013:

	Wealth Management	Institutional Asset Management
Equities	59%	68%
Fixed Income	36%	28%
Liquidity(1)	2%	3%
Alternatives	3%	1%
Total	100%	100%
(1) Includes cash and U.S. treasury securities.

Our Wealth Management business serves individuals, families and related institutions delivering customized investment management, financial planning, and trust and custody services. Investment portfolios are tailored to meet the investment objectives of individual clients and reflect a blend of equity, fixed income and other products. Fees charged to clients reflect the composition of the assets managed and the services provided. Investment performance in the Wealth Management businesses is measured against appropriate indices based on the AUM, most frequently the S&P 500 and a composite fixed income index principally reflecting BarCap and MSCI indices.

In 2013, AUM for Wealth Management increased 8% reflecting a 6% increase due to market appreciation and 2% for flows.

Wealth Management outperformed the S&P 500 on a 1 and 3 year basis by 5% and 1%, respectively, during the period and tracked the fixed income composite. For the period the S&P 500 was up 20%, while the fixed income composite declined by 1%.

In 2012, AUM for Wealth Management increased 40% reflecting a 33% increase due to flows and 7% for market appreciation. Positive flows of $1.1 billion were made up of $0.6 billion of AUM associated with the acquisition of Mt. Eden during the fourth quarter of 2012 and $0.5 billion reflecting net client inflows. Wealth Management had positive performance in 2012, but it lagged the S&P 500 on a 1 and 3 year basis by 5% and 2%, respectively, and outperformed the fixed income composite. For the year the S&P 500 was up 16%, while the fixed income composite was up 3%.

Our Institutional Asset Management business reflects assets managed by Atalanta Sosnoff and ECB. Atalanta Sosnoff manages large-capitalization U.S. equity and balanced products, while, ECB primarily manages Mexican Government and Corporate fixed income securities. ECB also began to manage equity products in 2009.

Atalanta Sosnoff utilizes principally the S&P 500 Index as a benchmark in reviewing their performance and managing their investment decisions, while ECB utilizes the IPC Index, which is a capitalization weighted index of leading equities traded on the Mexican Stock Exchange and the Cetes 28 Index, which is an index of Treasury Bills issued by the Mexican Government.

In 2013, AUM for Institutional Asset Management increased 10% reflecting an 11% increase for market appreciation partially offset by a 1% decrease due to flows. The increase in AUM driven by market appreciation principally reflects the significant increase in the S&P 500 for the period and Atalanta Sosnoff’s outperformance versus the index by 2%. Market appreciation for the period also reflects ECB outperforming the indices in all strategies. Negative flows of $0.1 billion primarily relate to equity products as AUM for Atalanta Sosnoff decreased as their three year performance continued to lag the benchmark and equity AUM for ECB increased reflecting strong investment performance and the continued marketing efforts to expand the market share of the business.

In 2012, AUM for Institutional Asset Management declined 23% reflecting a 34% decrease due to flows partially offset by an 11% increase for market appreciation. Negative flows of $3.1 billion were principally related to Atalanta Sosnoff which had annualized performance that lagged the S&P 500 by 9% for the two year period ending December 31, 2011. The market appreciation in 2012 reflects ECB outperforming the indices in all strategies, as well as the impact of foreign exchange, and Atalanta Sosnoff returning 16% for the year, matching the S&P 500.

Our Private Equity business includes the assets of funds which our Private Equity professionals manage. These funds include Evercore Capital Partners II, L.P. (“ECP II”), Discovery Americas I, L.P. (the “Discovery Fund”), Evercore Mexico Capital Partners II, L.P. (“EMCP II”) and Evercore Mexico Capital Partners III, L.P. (“EMCP III”). AUM for Private Equity reflects net inflows in 2013 and 2012 primarily related to increased capital commitments associated with the launch of EMCP III, offset by returns of invested capital at ECP II."

Item 8. Financial Statements and Supplemental Data, page 56
Notes to Consolidated Financial Statements, page 63
Note 15 - Noncontrolling Interest, page 87

2.
For the period ending December 31, 2012, Redeemable Noncontrolling Interest related to EWM reflected an increase in fair value of $28,679 which you state on page 49 was primarily due to the increase in the value of the EWM’s equity after its acquisition of Mt. Eden, as well as the expiration of key-man insurance policies. Please enhance future filings to provide a more fulsome discussion of the underlying activity that contributed to the significant increase in EWM’s equity. Additionally, given the factors driving the increase in fair value of the redeemable noncontrolling interests, please tell us why the offset to the journal entry was to additional paid-in capital and not the retained deficit, and as part of your response, please tell us why dividends on your common stock do increase the retained deficit. Please provide us with a draft of your proposed disclosure.

Management’s Response to Question 2:
The management members of Evercore Wealth Management LLC (“EWM”), an indirect subsidiary of the Company, hold non-controlling interests in EWM which are redeemable at fair value for cash, at the option of the non-controlling interest holder, in the event of the death or disability of the holder. Accordingly, these interests are classified within “Redeemable Noncontrolling Interests” as mezzanine equity on the Consolidated Statements of Financial Condition.
During 2012, several factors caused a $28.7 million increase in the fair value of the redeemable EWM units. These factors included: (1) $2.7 million from the issuance of 1,486 EWM Units in connection with the Mt. Eden acquisition by EWM in December of 2012, at the fair value of $1,812 per unit, (2) $19.8 million from the expiration of key-man life insurance policies held by EWM on the holders of 10,950 EWM Units, valued at $1,812 per unit, causing the units to be reclassified from noncontrolling interest included in permanent equity to Redeemable Noncontrolling Interests included in mezzanine equity in accordance with ASC 480-10-S99-3A-3G and (3) $6.2 million from the increase in the fair value of the EWM Units outstanding at the beginning of the year. This increase in value arose from increases in anticipated levels of profitability resulting from the acquisition of Mt. Eden, resulting in a broader and more viable wealth management platform, from expected cost synergies from the Mt Eden acquisition and from organic growth in assets under management held by the Company prior to the Mt. Eden acquisition during 2012.

ASC 480-10-S99-3A 22, in part, provides the following guidance with respect to the accounting for redeemable noncontrolling interests:

Noncontrolling interests. Paragraph 810-10-45-23 indicates that changes in a parent's ownership interest while the parent retains control of its subsidiary are accounted for as equity transactions, and do not impact net income or comprehensive income in the consolidated financial statements. Consistent with Paragraph 810-10-45-23, an adjustment to the carrying amount of a noncontrolling interest from the application of paragraphs 14-16 does not impact net income or comprehensive income in the consolidated financial statements. Rather, such adjustments are treated akin to the repurchase of a noncontrolling interest (although they may be recorded to retained earnings instead of additional paid-in capital).

Pursuant to the above guidance, the Company reflected the $28.7 million increase in Redeemable Noncontrolling Interest as a reduction of Noncontrolling Interest of $3.6 million, representing the historical value of the related EWM units, and as a reduction of Additional Paid-in-Capital of $25.1 million, on the Consolidated Statement of Financial Condition as of December 31, 2012.

Evercore Partners Inc. is incorporated in the state of Delaware and relevant state laws do not specify whether dividends should be charged to deficits or Additional Paid-in Capital. The Company has historically allocated dividends to the Deficit on the Consolidated Statements of Financial Condition.

The Company advises the Staff that it will include disclosure in the Contractual Obligations section of its MD&A and in its Noncontrolling Interest footnote to its consolidated financial statements in a manner substantially similar to the following:

“During 2012, several factors resulted in a $28.7 million increase in the redeemable noncontrolling interests held by the principals of EWM (“EWM Units”). These factors included: (1) $2.7 million from the issuance of 1,486 EWM Units in connection with the Mt. Eden acquisition by EWM in December of 2012, at the fair value of $1,812 per unit, (2) $19.8 million from the expiration of key-man life insurance policies held by EWM on the holders of 10,950 EWM Units, valued at $1,812 per unit, causing the units to be reclassified from noncontrolling interest included in permanent equity to Redeemable Noncontrolling Interests included in mezzanine equity and (3) $6.2 million from the increase in the fair value of the EWM Units outstanding at the beginning of the year. This increase in value arose from increases in anticipated levels of profitability resulting from the acquisition of Mt. Eden, resulting in a broader and more viable wealth management platform, from expected cost synergies from the Mt Eden acquisition and from organic growth in assets under management held by the Company prior to the Mt. Eden acquisition during 2012. Accordingly, the Company reflected the $28.7 million increase in Redeemable Noncontrolling Interests as a reduction of Noncontrolling Interest of $3.6 million, representing the historical value of the related EWM Units, and as a reduction of Additional Paid-in-Capital of $25.1 million, on the Consolidated Statement of Financial Condition as of December 31, 2012.”

Note 16 - Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders, page 89

3.
In footnote (a) on page 89, you state that LP units (which represent the right to receive Class A Shares upon exchange) were antidilutive and consequently the effect of their exchange into Class A Shares has been excluded from the calculation of diluted net income (loss) per share attributable to Evercore Partners Inc. common shareholders. Enhance future filings as to how the underlying terms of the LP units impact both the numerator and denominator in the calculation of diluted net income (loss) per share, including any related assumptions and basis thereof, and why the LP units have continuously been antidilutive, including circumstances, if any, in which they could become dilutive. Please provide us with a draft of your proposed disclosure.
Management’s Response to Question 3:
The Company acknowledges the Staff’s comment and advises the Staff that it will expand on its disclosure within Note 16 - Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders in its 2013 Form 10-K. The following is the revised Note 16 (please note that balances as of and for the nine months ended September 30, 2013 are used here for illustrative purposes; all balances will be updated as of December 31, 2013 in the 2013 Form 10-K). All dollar and share amounts presented are in thousands, unless otherwise noted. We have underlined the sections which we feel address the Staff’s inquiry.

"Note 16 - Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders
The calculations of basic and diluted net income (loss) per share attributable to Evercore Partners Inc. common shareholders for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011 are described and presented below.

	For the Nine Months Ended September 30,	For the Years Ended December 31,
	2013	2012	2011
Basic Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders
Numerator:
Net income from continuing operations attributable to Evercore Partners Inc.	$37,953	$28,889	$7,918
Associated accretion of redemption price of noncontrolling interest in Trilantic (See Note 15)	(63)	(84)	(84)
Net income from continuing operations attributable to Evercore Partners Inc. common shareholders	37,890	28,805	7,834
Net income (loss) from discontinued operations attributable to Evercore Partners Inc. common shareholders	(1,596)	—	(966)
Net income attributable to Evercore Partners Inc. common shareholders	$36,294	$28,805	$6,868
Denominator:
Weighted average shares of Class A common stock outstanding, including vested restricted stock units (“RSUs”)	31,908	29,275	26,019
Basic net income per share from continuing operations attributable to Evercore Partners Inc. common shareholders	$1.19	$0.98	$0.30
Basic net income (loss) per share from discontinued operations attributable to Evercore Partners Inc. common shareholders	(0.05)	—	(0.04)
Basic net income per share attributable to Evercore Partners Inc. common shareholders	$1.14	$0.98	$0.26
Diluted Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders
Numerator:
Net income from continuing operations attributable to Evercore Partners Inc. common shareholders	$37,890	$28,805	$7,834
Noncontrolling interest related to the assumed exchange of LP Units for Class A common shares	(a)	(a)	(a)
Associated corporate taxes related to the assumed elimination of Noncontrolling Interest described above	(a)	(a)	(a)
Diluted net income from continuing operations attributable to Class A common shareholders	37,890	28,805	7,834
Net income (loss) from discontinued operations attributable to Evercore Partners Inc. common shareholders	(1,596)	—	(966)
Diluted net income attributable to Class A common shareholders	$36,294	$28,805	$6,868
Denominator:
Weighted average shares of Class A common stock outstanding, including vested RSUs	31,908	29,275	26,019
Assumed exchange of LP Units for Class A common shares	(a)	(a)	(a)
Additional shares of the Company’s common stock assumed to be issued pursuant to non-vested RSUs and deferred consideration, as calculated using the Treasury Stock Method	3,457	2,386	1,903
Assumed conversion of Warrants issued	2,515	887	1,475
Diluted weighted average shares of Class A common stock outstanding	37,880	32,548	29,397
Diluted net income per share from continuing operations attributable to Evercore Partners Inc. common shareholders	$1.00	$0.89	$0.27
Diluted net income (loss) per share from discontinued operations attributable to Evercore Partners Inc. common shareholders	(0.04)	—	(0.04)
Diluted net income (loss) per share from discontinued operations attributable to Evercore Partners Inc. common shareholders	$0.96	$0.89	$0.23
(a) The Company has outstanding LP Units in its subsidiary, Evercore LP, which give the holders the right to receive Class A Shares upon exchange on a one for one basis. During the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, the LP Units were antidilutive and consequently the effect of their exchange into Class A

Shares has been excluded from the calculation of diluted net income (loss) per share attributable to Evercore Partners Inc. common shareholders. The units that would have been included in the denominator of the computation of diluted net income (loss) per share attributable to Evercore Partners Inc. common shareholders if the effect would have been dilutive were 6,690, 8,695 and 10,356 for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, respectively. The adjustment to the numerator, Diluted net income attributable to Class A common shareholders, if the effect would have been dilutive, would have been $17,792, $17,014 and $21,401 for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, respectively. In computing this adjustment, the Company assumes that all LP Units are converted into Class A common shares, that all earnings attributable to those shares are attributed to Evercore Partners Inc. and that it has adopted a conventional corporate tax structure and is taxed as a C Corporation in the U.S. at prevailing corporate tax rates. The Company does not anticipate that the LP Units will result in a dilutive computation in future periods.
The shares of Class B common stock have no right to receive dividends or a distribution on liquidation or winding up of the Company. The shares of Class B common stock do not share in the earnings of the Company and no earnings are allocable to such class. Accordingly, basic and diluted net income per share of Class B common stock have not been presented."

Form 10-Q for the Quarterly Period Ended September 30, 2013
Item 1. Condensed Consolidated Financial Statements, page 3
Notes to Unaudited Condensed Consolidated Financial Statements, page 9
Note 8 - Investments, page 13

4.
In your discussion of EMCP III and the related general partner, Evercore Mexico Partners III (“EMP III”) on page 14, you discuss how in conjunction with an amended and restated Limited Partnership Agreement, including the admittance of certain related limited partners, you reevaluated your interest in EMP III and determined EMP III to be a VIE and you to be the primary beneficiary. You also state that since you had previously consolidated EMP III as a voting interest entity, this event has no impact on your assets and liabilities. In evaluating your related consolidation and investment disclosures in Notes 2 and 9 to the December 31, 2012 consolidated financial statements, we did not find disclosure of an investment in EMP III or information that would have allowed an investor to conclude EMP III was included in your consolidated financial statements at December 31, 2012. Please enhance future filings to provide a more clear and comprehensive discussion of your investments in private equity funds (including Trilantic Capital Partners), including the nature of the investment, whether such investments are VIE’s, voting interest entities, other partnerships or similar entities, and how such investments are accounted for in your financial statements. Please also clarify relationships with other financial interests (e.g. Trilantic’s Redeemable Noncontrolling Interest, Trilantic IV) reflected in your financial statements. Ensure your discussion aligns with the related policy discussions in Note 2 - Significant Accounting Policies. Please provide us with a draft of your proposed disclosure.

Management’s Response to Question 4:
The Company acknowledges the Staff’s comment and advises the Staff that it will expand on its disclosure within Note 9 - Investments in its 2013 Form 10-K. The following is the revised Note 9 (please note that balances as of and for the nine months ended September 30, 2013 are used here for illustrative purposes; all balances will be updated as of December 31, 2013 in the 2013 Form 10-K). All dollar and share amounts presented are in thousands, unless otherwise noted. We have underlined the sections which we feel address the Staff’s inquiry.

"Note 9 - Investments
The Company’s investments reported on the Consolidated Statements of Financial Condition consist of investments in private equity partnerships, Trilantic Capital Partners and other investments in unconsolidated affiliated companies. The Company’s investments are relatively high-risk and illiquid assets.
The Company’s investments in private equity partnerships consist of investment interests in private equity funds which are voting interest entities. Realized and unrealized gains and losses on the private equity investments are included within Investment Management Revenue, as the Company considers this activity integral to its Private Equity business.
The Company also has investments in G5 ǀ Evercore, ABS Investment Management, LLC (“ABS”) and Pan, all of which are voting interest entities with the exception of Pan, which became a VIE and was sold in 2013 (See Note 4 - Business Changes and Developments). The Company’s share of earnings (losses) on the investments in G5 ǀ Evercore, ABS and Pan (prior to its consolidation on March 15, 2013) are included within Income from Equity Method Investments on the Consolidated Statements of Operations.
Investments in Private Equity
Private Equity Funds
The Company’s investments in private equity partnerships and associated entities include investments in Evercore Capital Partners II, L.P. (“ECP II”), Discovery Americas I, L.P. (the “Discovery Fund”), Evercore Mexico Capital Partners II, L.P. (“EMCP II”), Evercore Mexico Capital Partners III, L.P. (“EMCP III”), CSI Capital, L.P. (“CSI Capital”), Trilantic Capital Partners Associates IV, L.P. (“Trilantic IV”) and Trilantic Capital Partners V, L.P. ("Trilantic V"). Portfolio holdings of the private equity funds are carried at fair value. Accordingly, the Company reflects its pro rata share of the unrealized gains and losses occurring from changes in fair value. Additionally, the Company reflects its pro rata share of realized gains, losses and carried interest associated with any investment realizations.
In 2013, the Company held a fourth and final closing on EMCP III, a private equity fund focused on middle market investments in Mexico. The total subscribed capital commitments of $201,000 included a capital commitment of $10,750 by EMP III, of which $1,000 relates to the Company and $9,750 relates to noncontrolling interest holders. At September 30, 2013, unfunded commitments of EMP III were $3,642, including $639 due from the Company.
During the third quarter of 2013, the Company made an investment of $1,038 in Trilantic V. See Note 18 for further information.
As a result of its investment in CITIC Securities International Partners, LTD (“CSIP”), during 2010, the Company made an investment of $3,164 in CSI Capital, a China focused fund affiliated with CSIP.
A summary of the Company’s investment in the private equity funds as of September 30, 2013 and December 31, 2012 was as follows:

	September 30, 2013	December 31, 2012
ECP II	$3,384	$3,793
Discovery Fund	5,098	3,060
EMCP II	10,425	10,400
EMCP III	3,815	1,696
CSI Capital	2,918	3,056
Trilantic IV	6,727	4,573
Trilantic V	1,011	—
Total Private Equity Funds	$33,378	$26,578

Net realized and unrealized gains (losses) on private equity fund investments, including performance fees, were $5,213, ($206) and $6,200 for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, respectively. In the event the funds perform poorly, the Company may be obligated to repay certain carried interest previously distributed. As of September 30, 2013, the Company had $2,701 of previously received carried interest that may be subject to repayment.

General Partners of Private Equity Funds which are VIEs

The Company has concluded that EP II L.L.C., the general partner of ECP II, is a VIE pursuant to ASC 810. The Company owns 8%-9% of the carried interest earned by the general partner of ECP II. The Company’s assessment of the design of EP II L.L.C. resulted in the determination that the Company is not acting as an agent for other members of the general partner and is a passive holder of interests in the fund, evidenced by the fact that the Company is a non-voting, non-managing member of the general partner and, therefore, has no authority in directing the management operations of the general partner. Furthermore, the Company does not have the obligation to absorb significant losses or the right to receive benefits that could potentially have a significant impact to EP II L.L.C. Accordingly, the Company has concluded that it is not the primary beneficiary of EP II L.L.C and has not consolidated EP II L.L.C. in the Company's consolidated financial statements.

In 2013, the general partner of EMCP III, Evercore Mexico Partners III ("EMP III"), amended and restated its Limited Partnership Agreement and admitted certain limited partners, which are related parties of the Company.  The Company viewed this modification as a reconsideration event under ASC 810-10, "Consolidation", and concluded that EMP III is a VIE and that the Company is the primary beneficiary of this VIE. Specifically, the Company's general partner interests in EMP III provide the Company the ability to make decisions that significantly impact the economic performance of EMP III, while the limited partners do not possess substantive participating rights over EMP III. The Company's assessment of the primary beneficiary of EMP III included assessing which parties have the power to significantly impact the economic performance of EMP III and the obligation to absorb losses, which could be potentially significant to EMP III, or the right to receive benefits from EMP III that could be potentially significant. The Company had previously consolidated EMP III as a voting interest entity; accordingly, consolidating as a VIE had no impact on the assets and liabilities of the Company. The Company consolidated EMP III assets of $3,882 and liabilities of $35 in the Company's Consolidated Statement of Financial Condition at September 30, 2013 and assets of $1,696 at December 31, 2012. The assets retained by EMP III are for the benefit of the interest holders of EMP III.

Investment in Trilantic Capital Partners

In 2010, the Company made a limited partnership investment in Trilantic Capital Partners (“Trilantic”) in exchange for 500 LP Units having a fair value of $16,090. This investment gave the Company the right to invest in Trilantic’s current and future private equity funds, beginning with Trilantic Fund IV. The Company accounts for this investment under the cost method, subject to impairment. The Company allocates the cost of this investment to its investments in current and future Trilantic funds, as the Company satisfies the capital calls of these funds. The Company bases this allocation on its expectation of Trilantic’s future fundraising ability and performance. During 2013, $520 of this investment was allocated to Trilantic Fund V. From 2010 to 2012, $1,091 of this investment was allocated to Trilantic Fund IV. This investment had a balance of $14,479 and $14,999 as of September 30, 2013 and December 31, 2012, respectively.

Equity Method Investments

A summary of the Company’s other investments accounted for under the equity method of accounting as of September 30 ,2013 and December 31, 2012 was as follows:

	September 30, 2013	December 31, 2012
G5 ǀ Evercore	$17,991	$19,720
ABS	44,232	46,851
Pan	—	2,749
Total	$62,223	$69,320

G5 ǀ Evercore

In 2010, the Company made an investment accounted for under the equity method of accounting in G5 ǀ Evercore. At September 30, 2013, the Company’s economic ownership interest in G5 ǀ Evercore was 49%. This investment resulted in earnings (losses) of ($42), $1,368 and $1,340 for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, respectively, included within Income from Equity Method Investments on the Consolidated Statements of Operations.

ABS

In 2011, the Company made an investment accounted for under the equity method of accounting in ABS. At September 30, 2013, the Company’s economic ownership interest in ABS was 45%. This investment resulted in earnings of $2,430 and $3,394 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, included within Income from Equity Method Investments on the Consolidated Statements of Operations.

Pan

In 2008, the Company made an investment accounted for under the equity method of accounting of $4,158 in Pan. This investment resulted in earnings (losses) of ($55), $90 and ($420) for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, respectively, included within Income from Equity Method Investments on the Consolidated Statements of Operations. The Company consolidated its investment in Pan on March 15, 2013 and subsequently sold its investment on December 3, 2013. See Note 4 for further information.

Other

The Company allocates the purchase price of its investments accounted for under the equity method of accounting, in part, to the inherent finite-lived identifiable intangible assets of the investees. The Company’s share of the earnings of the investees has been reduced by the amortization of these identifiable intangible assets inherent in the investments of $1,941, $2,696 and $944 for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, respectively.

Note 4 - Business Changes and Developments

Pan and Discontinued Operations - In 2008, the Company made an investment accounted for under the equity method of accounting of $4,158 in Pan. This investment resulted in earnings (losses) of ($55), $90 and ($420) for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, respectively, included within Income from Equity Method Investments on the Consolidated Statements of Operations.

In 2011 and 2012, the Company concluded that Pan was a VIE, and that the Company was not the primary beneficiary of the VIE. On March 15, 2013, the Company exchanged its notes receivable from Pan for additional common equity, increasing its common equity ownership interest to 68%, from 50%. The Company viewed this transaction as a reconsideration event and concluded that it had become the primary beneficiary of Pan, and therefore consolidated Pan in the Company's consolidated financial statements as of that date. The Company determined that it was the primary beneficiary of Pan because it possessed the power to significantly impact the economic performance of Pan and maintained the obligation to absorb losses of Pan, which could be potentially significant, or the right to receive benefits from Pan, that could be potentially significant. The assets retained by Pan are not generally available to the Company and the liabilities are generally non-recourse to the Company. The consolidation also resulted in goodwill of $3,020 and intangible assets relating to client relationships of $1,440, recognized in the Investment Management Segment. The intangible assets are being amortized over an estimated useful life of seven years.

In September 2013, as part of an ongoing strategic initiative, the Company determined that Pan met the initial criteria to be classified as Held for Sale, which resulted in the Company reporting separately the assets and liabilities of Pan on the Consolidated Statement of Financial Condition.  In November, the Company further determined that Pan met the criteria to be classified within Discontinued Operations. The Company anticipated that a sale would occur within one year. The sale transaction closed on December 3, 2013. Based on the fair value of Pan, the Company recorded a pretax loss of ($2,718) within Income (Loss) from Discontinued Operations on the Company’s Consolidated Statement of Operations for the nine months ended September 30, 2013. Further, discontinued operations includes revenues and pretax gains (losses) from Pan of $91 and ( $1,518), respectively, for the nine months ended September 30, 2013."
* * * * * * * * * * * * * * * *
In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-857-7468 or Paul Pensa, our Controller and Principal Accounting Officer at 212-822-7573.
Sincerely,

/s/ Robert B. Walsh
Robert B. Walsh
Chief Financial Officer

cc:	Michelle Miller, Securities & Exchange Commission
Paul Pensa, Controller and Principal Accounting Officer
Adam Frankel, General Counsel and Corporate Secretary
Dorothy Bondarenko, Deloitte & Touche LLP